UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-32729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Potlatch Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potlatch Corporation

601 West First Avenue, Suite 1600

Spokane, Washington 99201

POTLATCH HOURLY 401(k) PLAN

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

AND FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Potlatch Hourly 401(k) Plan

Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of Potlatch Hourly 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a - Schedule of delinquent contributions and Schedule H, Line 4i—Schedule of assets (held at end of year) as of December 31, 2010, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Spokane, Washington
June 20, 2011

POTLATCH HOURLY 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS

	December 31,
	2010	2009
Participant directed investments at fair value
Registered investment company funds:
Mainstay Large Cap Growth Fund	$3,670,361	$3,536,655
Dodge & Cox Stock Fund	2,349,116	2,046,796
Artisan Mid-Cap Fund	1,419,414	1,161,805
PIMCO Total Return Fund	1,346,872	1,143,494
Artisan Mid-Cap Value Fund	1,198,996	1,080,353
Timesquare Mid-Cap Growth Fund	777,129	701,799
Morgan Stanley Small Company Growth Fund	676,603	605,930
Dodge & Cox International Fund	550,884	495,882
Artisan International Fund	382,145	399,081
Vanguard Extended Market Index Fund	135,952	121,929
Vanguard Total Bond Market Index Fund	106,803	35,570
Vanguard International Index Fund	44,945	111,838
T. Rowe Price Retirement Income Fund	9,050	1,122
T. Rowe Price Retirement 2005 Fund	13,440	—
T. Rowe Price Retirement 2010 Fund	386,980	185,702
T. Rowe Price Retirement 2015 Fund	1,273,208	431,700
T. Rowe Price Retirement 2020 Fund	1,422,702	576,094
T. Rowe Price Retirement 2025 Fund	736,071	133,700
T. Rowe Price Retirement 2030 Fund	526,243	93,346
T. Rowe Price Retirement 2035 Fund	340,007	103,344
T. Rowe Price Retirement 2040 Fund	129,441	23,538
T. Rowe Price Retirement 2045 Fund	77,085	43,726
T. Rowe Price Retirement 2050 Fund	90,345	53,068
T. Rowe Price Retirement 2055 Fund	34,949	12,676
Common and collective trusts:
Putnam Stable Value Fund	12,020,251	12,557,629
Putnam S&P 500 Index Fund	932,970	936,924
Common stock:
Potlatch Stock Fund	10,384,831	9,909,190
Clearwater Paper Stock Fund	—	3,816,708

Total	41,036,793	40,319,599
Notes receivable from participants	1,874,220	1,980,869
Cash and cash equivalents	79	10,611
Employer contribution receivable	4,228	3,276

Assets available for benefits	42,915,320	42,314,355
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(650,750)	(520,636)

NET ASSETS AVAILABLE FOR BENEFITS	$42,264,570	$41,793,719

See accompanying notes.

POTLATCH HOURLY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009
Investment income:
Interest income	$455,450	$343,017
Dividend income	894,455	780,967
Net appreciation of fair value investments	2,555,389	8,837,997

Net investment income	3,905,294	9,961,981

Interest income on notes receivable from participants	79,018	107,976

Contributions:
Participant	1,199,229	1,097,320
Employer	410,996	374,935

Total contributions	1,610,225	1,472,255

Less distributions, fees and transfers to other accounts:
Distributions to participating employees:
Cash	(4,812,394)	(5,792,088)
Market value of shares distributed in settlement of participants’ accounts	(290,572)	(234,906)
Loan and administrative fees	(23,027)	(6,901)

Net increase prior to transfers	468,544	5,508,317
Transfers of Plan assets from Potlatch Salaried 401(k) Plan	2,307	—

Net increase	470,851	5,508,317
Net assets available for benefits:
Beginning of year	41,793,719	36,285,402

End of year	$42,264,570	$41,793,719

See accompanying notes.

POTLATCH HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

The following description of the Potlatch Hourly 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary Plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan established under the provisions of Section 401 (a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor, administration, and spin-off:

On December 16, 2008, Potlatch Forest Products Corporation was renamed Clearwater Paper Corporation (Clearwater Paper) and was spun-off from Potlatch Corporation as a publicly traded corporation. Accordingly, as of that date, the Potlatch Forest Products Corporation Savings Plan for Hourly Employees was renamed the Clearwater Paper Hourly 401(k) Plan (Clearwater Paper Plan) and Clearwater Paper assumed responsibility as the Plan sponsor.

Coincident with the spin-off, Potlatch Corporation (the Company) established this Plan, the Potlatch Hourly 401(k) Plan. Effective December 17, 2008, (the transfer date) the participant account balances and assets related to participating Potlatch Hourly Employees were transferred to the Plan.

The Plan is administered by the Potlatch Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively Mercer) serve as the Trustee and record keeper, respectively.

Eligibility and contributions:

Employees are eligible to participate in the Plan following 90 days of service.

The Plan provides that each eligible hourly employee may elect a deferred contribution up to 25% of his or her monthly earnings on a pretax basis. The Company makes matching contributions to the Plan on behalf of each Plan participant equal to the matching rate (ranging from 50% of deferred contributions, not in excess of 5% for Warren Hourly Bargaining employees, to 70% of deferred contributions, not in excess of 5% for all other hourly employees) specified in the appendix applicable to the participant’s unit. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Regular status employees hired by the Company, with the exception of Warren Hourly Bargaining Employees, are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 6% unless the participant elects otherwise.

All contributions are limited by certain restrictions as defined by the IRC.

Participant accounts:

A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices.

POTLATCH HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (Continued)

Investment options:

Participants may direct their account balance in any amount equal to any whole percentage increment into the investment options offered under the Plan, including registered investment company funds, common and collective trusts and the Potlatch Stock Fund. Participants with an investment in the Clearwater Paper Stock Fund as of the transfer date could maintain their balances but were not able to direct future contributions into the Clearwater Paper Stock Fund (collectively the Company Common Stock Fund). On June 30, 2010, the Plan closed the Clearwater Paper Stock Fund. Unless otherwise directed, participant balances in the Clearwater Paper Stock Fund were transferred into T. Rowe Price age-appropriate Retirement Funds at that time. Participants may change their investment elections and make transfers between investment options daily subject to restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to the year in which the participant will reach age 65, which is the Plan’s normal retirement age. Any contributions or other payments made to the Plan without investment instructions will be invested in the age appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them.

Contributions may be temporarily held as cash prior to the execution of the investment according to the participants’ direction.

Vesting and forfeitures:

A participant’s interest in all participant contribution accounts is fully vested and not forfeitable at any time. A participant’s interest in his or her matching account becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of Service	% Vested
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

A participant’s interest in his or her matching account becomes 100% vested if the Plan terminates, or if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant’s matching account not vested will be forfeited when the participant’s employment terminates.

As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year are credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. Forfeitures for the years ended December 31, 2010 and 2009, totaled $16,128 and $25,031, respectively.

POTLATCH HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (Continued)

Notes receivable from participants:

Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The loans are secured by the balance in the participant’s account and bear interest at market rate, which has been determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through payroll deductions. Loans outstanding at December 31, 2010, and 2009, bear interest at various rates ranging from 3.25% to 8.50% and mature at various times through March 2023.

Distributions and benefits:

On termination of employment, participants may elect to receive payment in a lump sum equal to the participant’s vested interest in his or her account, roll their account balances into an individual retirement account (IRA) or another employer’s plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant’s vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant’s account will be automatically rolled over to a Putnam Automatic Rollover IRA unless they elect otherwise.

•

If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, the participant will receive the distribution directly in a single lump sum in cash.

Participants are permitted to make hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, tuition payments, medical and funeral expenses, and disabilities. A participant’s right to contribute to the Plan is suspended for six months upon receiving a hardship distribution.

Plan and administrative fees:

Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing of qualified domestic relations orders are paid by the participant.

Party in interest and related party transactions:

Certain Plan investments are managed by Mercer. These transactions and transactions within the Company Common Stock Fund are considered party in interest transactions.

Note 2 - Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

POTLATCH HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of the Significant Accounting Policies (Continued)

Investment valuation:

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in investment contracts through a collective trust. As required by the Financial Accounting Standards Board Staff Position (FSP), the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. Guaranteed Investment Contracts are fully benefit-responsive and are recorded at contract value, which approximates fair value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statement of changes in net assets available for benefits is prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses on an annualized basis. The Potlatch Hourly 401(k) Plan was created on December 16, 2008, and as such, only reflects earnings on a prorated basis of this annualized yield. The average yield and crediting interest rate for the Putnam Stable Value Fund was approximately 4.02% and 4.15%, respectively, at December 31, 2010, and 2.95% and 3.83%, respectively, at December 31, 2009.

Investments in shares of the stock funds and mutual funds are stated at fair value, based on quoted market prices. Investments in common and collective trusts are stated at fair value based on the quoted value of the underlying investments and are expressed in units.

Income recognition:

Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

Notes receivable from participants:

Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Recent accounting pronouncements:

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. The new guidance requires additional disclosures about transfers between levels within the fair value hierarchy and clarifies existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The new guidance requires the Plan to: (a) disclose separately the amounts of significant transfers into and out of each level of the fair value hierarchy and describe the reasons for those transfers, (b) the Plan’s policy for determining when transfers between levels of the fair value hierarchy are recognized, and (c) present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures, which are effective for reporting periods beginning after December 15, 2010. The Plan adopted this guidance on January 1, 2010. See Note 3.

POTLATCH HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of the Significant Accounting Policies (Continued)

Recent accounting pronouncements (continued):

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans, which amends existing guidance by requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments to the Accounting Standards Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010. The Plan has adopted this guidance effective December 31, 2010, and has reclassified participant loans of $1,874,220 and $1,980,869 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants.

Subsequent events:

Subsequent events were evaluated through the date the financial statements were issued. Refer to Note 8, Subsequent Event.

Note 3 - Investments

The values of individual investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2010	2009
Putnam Stable Value Fund	$12,020,251	$12,557,629
Potlatch Stock Fund	10,384,831	9,909,190
Mainstay Large Cap Growth Fund	3,670,361	3,536,655
Dodge & Cox Stock Fund	2,349,116	2,046,796
Clearwater Paper Stock Fund	*	3,816,708

	$28,424,559	$31,866,978

*	Investment is not 5% or more of the Plan’s net assets.

During the years ended December 31, the Plan’s investments appreciated (depreciated) (including gains and losses on investments sold during the period and the change in unrealized gains and losses at the end of the year) as follows:

	2010	2009
Registered investment company funds	$2,244,689	$3,168,678
Potlatch Stock Fund	264,868	1,874,364
Common and collective trusts	132,112	190,187
Clearwater Paper Stock Fund	(86,280)	3,604,768

	$2,555,389	$8,837,997

POTLATCH HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments (Continued)

Fair value measurements:

The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

• Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Registered investment company funds and company stock are valued at the net asset value (NAV) of shares held by the Plan at year end.

•

Investments in common and collective trusts (Putnam Stable Value Fund and Putnam S&P 500 Index Fund) are recorded at fair value and adjusted to contract value. See Note 2, Investment Valuation for further discussion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

POTLATCH HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments (Continued)

Fair value measurements (continued):

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Index funds	$287,700	$—	$—	$287,700
Balanced funds	5,039,521	—	—	5,039,521
Growth funds	8,892,623	—	—	8,892,623
Fixed income funds	1,346,872	—	—	1,346,872
International funds	933,029	—	—	933,029
Other funds	1,198,996	—	—	1,198,996

Total registered investment company funds	17,698,741	—	—	17,698,741

Common stocks:
REIT-Industrial	10,384,831	—	—	10,384,831

Total common stocks	10,384,831	—	—	10,384,831

Common and collective trusts:
Putnam Stable Value Fund	—	12,020,251	—	12,020,251
Putnam S&P 500 Index Fund	—	932,970	—	932,970

Total common and collective trusts	—	12,953,221	—	12,953,221

TOTAL ASSETS AT FAIR VALUE	$28,083,572	$12,953,221	$—	$41,036,793

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Index funds	$269,337	$—	$—	$269,337
Balanced funds	1,658,017	—	—	1,658,017
Growth funds	8,052,983	—	—	8,052,983
Fixed income funds	1,143,494	—	—	1,143,494
International funds	894,963	—	—	894,963
Other funds	1,080,354	—	—	1,080,354

Total registered investment company funds	13,099,148	—	—	13,099,148

Common stocks:
REIT-Industrial/Consumer sector	13,725,898	—	—	13,725,898

Total common stocks	13,725,898	—	—	13,725,898

Common and collective trusts:
Putnam Stable Value Fund	—	12,557,629	—	12,557,629
Putnam S&P 500 Index Fund	—	936,924	—	936,924

Total common and collective trusts	—	13,494,553	—	13,494,553

TOTAL ASSETS AT FAIR VALUE	$26,825,046	$13,494,553	$—	$40,319,599

POTLATCH HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 - Investment Risk

The Plan invests in shares of mutual funds, common and collective trusts and the Company Common Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

There has been a positive return on Plan investments subsequent to year end, which could ultimately impact the value of investments after the date of these financial statements.

Note 5 - Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants will become 100% vested in their employer accounts.

Note 6 - Tax Status

The Company has applied for and is in the process of obtaining a letter of determination from the Internal Revenue Service regarding the tax-qualified status of the Plan and the related tax-exempt status of the accompanying trust. The Company believes the Plan is designed and operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

POTLATCH HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7 - Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$42,264,570	$41,793,719
Loans in deemed distributed status	(228,970)	(289,999)
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	650,750	520,636

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$42,686,350	$42,024,356

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2010	2009
Net increase in net assets available for benefits prior to transfers per financial statements	$468,544	$5,508,317
Change in deemed distributed loans	61,029	(289,999)
Add reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(520,636)	931,672
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	650,750	520,636

TOTAL NET INCOME PER THE FORM 5500	$659,687	$6,670,626

Note 8 - Subsequent Event

In January 2011, the Company closed its pension plans to new entrants (new salaried and hourly non-represented employees hired after January 1, 2011). This closure does not impact employees who entered the pension plans prior to January 2011. These participants will continue to accrue benefits under the pension plan applicable to them based on the formulas and vesting schedules that are currently in place.

For employees hired after January 1, 2011, the Company will make a base contribution of 3% of their eligible compensation to their respective 401(k) plans. This new benefit will vest on the same schedule as the hourly and salaried 401(k) plans.

Effective April 1, 2011, the Company increased the Company match to 70% of the first 6% of employee contributions, making the match consistent with the salaried employees. This represents an increase for all hourly employees except those represented employees in Warren, Arkansas.

POTLATCH HOURLY 401(k) PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELIQUENT CONTRIBUTIONS

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan repayments are included: ☐	$—	$1,062	$—	$—

See accompanying report of independent registered public accounting firm.

POTLATCH HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Sponsor’s EIN: 82-0156045

Plan Number:            106

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description, Including Maturity Date, Rate of Interest, Par, Maturity Value, Number of Shares	December 31, 2010
			(d) Cost	(e) Current Value
	Shares in registered investment company funds:
	Mainstay Funds	Mainstay Large Cap Growth Fund		$3,670,361
	Dodge & Cox Funds	Dodge & Cox Stock Fund		2,349,116
	Artisan Funds	Artisan Mid-Cap Fund		1,419,414
	PIMCO Funds	PIMCO Total Return Fund		1,346,872
	Artisan Funds	Artisan Mid-Cap Value Fund		1,198,996
	Timesquare Funds	Timesquare Mid-Cap Growth Fund		777,129
	Morgan Stanley Funds	Morgan Stanley Small Company Growth Fund		676,603
	Dodge & Cox Funds	Dodge & Cox International Fund		550,884
	Artisan Funds	Artisan International Fund		382,145
	Vanguard Funds	Vanguard Extended Market Index Fund		135,952
	Vanguard Funds	Vanguard Total Bond Market Index Fund		106,803
	Vanguard Funds	Vanguard International Index Fund		44,945
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund		9,050
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund		13,440
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund		386,980
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund		1,273,208
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund		1,422,702
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund		736,071
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund		526,243
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund		340,007
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund		129,441
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund		77,085
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund		90,345
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund		34,949
	Common and collective trusts:
	Putnam Investments	Putnam Stable Value Fund		12,020,251
	Putnam Investments	Putnam S&P 500 Index Fund		932,970
	Common stock:
*	Potlatch Corporation	Potlatch Stock Fund		10,384,831
*	Plan participant loans	Participant loans with interest from 3.25% to 8.50% and mature through March 2023		1,874,220

				$42,911,013

*	Represents a party in interest at December 31, 2010.

See accompanying report of independent registered public accounting firm.

POTLATCH HOURLY 401(k) PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELIQUENT CONTRIBUTIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Hourly 401(k) Plan

By	/s/ TERRY L. CARTER,
Terry L. Carter, Controller/Treasurer on behalf of the administrator

Date: June 20, 2011

See accompanying report of independent registered public accounting firm.